SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) and (d) AND AMENDMENT THERETO FILED
 PURSUANT TO §240.13d-2

Strikeforce Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

86332V505
(CUSIP Number)

January 28, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 86332V505
1		NAME OF REPORTING PERSONS WHC Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,271,443
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,271,443
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,271,443 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.68%
12		TYPE OF REPORTING PERSON OO (Limited Liability Company)

Item 1(a).	Name of Issuer:

Strikeforce Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1090 King Georges Post Road, Suite 603
Edison, NJ 08837

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by WHC Capital, LLC  with respect to shares of Common Stock, par value $0.0001, of Strikeforce Technologies, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

C/O Sea Otter Global Ventures
369 Lexington Ave, 2nd Fl
New York, NY 10017

Item 2(c).	Citizenship:

WHC Capital, LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001.

Item 2(e).	CUSIP Number:

86332V505

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

WHC Capital, LLC:

(a)	Amount beneficially owned: 10,271,443 shares
(b)	Percent of Class: 8.68%
(c)	Number of shares as to which WHC Capital, LLC has:
(i)	Sole power to vote or to direct the vote: 10,271,443
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 10,271,443
(iv)	Shared power to dispose or to direct the disposition of: 0

The percentage ownership for the Reporting Person is based on 118,391,892 shares of the Issuer’s Common Stock, par value $0.0001 per share (“Common Stock”), issued and outstanding on January 28, 2016.  WHC Capital, LLC directly owns 10,271,443 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2016

WHC Capital, LLC

By:	/s/ Hamin Abdullah
Name:	Hamin Abdullah
Title:	President

[Signature page to Schedule 13G]